Embargoed until 7.00am 2 October 2007

TESCO PLC
INTERIM RESULTS 2007/8

26 weeks ended 25 August 2007



O DELIVERS STRONG FIRST HALF – INDERLYING PROFITS UP 14%

On a continuing business basis:	H1 2007/8	Growth vs H1 2006/7
Group sales (inc. VAT)	£24.7bn	9.2%
Group revenue (exc. VAT)	£22.6bn	9.1%
Group trading profit*	£1,249m	10.1%
Underlying profit before tax**	£1,317m	14.3%
Group profit before tax	£1,289m	18.0%
Underlying** diluted earnings per share	11.90p	17.2%
Diluted earnings per share	11.65p	21.2%
Dividend per share	3.20p	13.9%

HIGHLIGHTS

- 14.3% growth in underlying profit before tax**, 10.1% increase in group trading profit*
- 9.2% increase in Group sales (10.4% ex-petrol)
- 17.2% increase in underlying** diluted earnings per share; 13.9% increase in interim dividend to 3.20p. Earnings dilution arising from new share issuance eliminated
- Strategy delivers good progress:
  - International sales up 22.0%; trading profit* up 17.9%*** including China
  - Core UK sales (ex-petrol) up 6.4%; trading profit* up 8.2%;
  - UK Non-food sales up 9.9%; Tesco Direct trading well, Dobbies acquisition completed
  - Tesco.com sales up 35.0%, profit (pre-Direct start-up costs) up 62.0%; Tesco Personal Finance makes £53m profit (our share £26.5m); Telecoms in profit
  - 1 billion carrier bags saved by customers through Green Clubcard scheme
- £5bn-plus property funding programme progressing well – with net profit from property-related items of £119m and further transactions planned
- Share buy-back on track, with a further £422m worth of shares re-purchased in the first half – as part of programme to re-purchase at least £3bn over five years
- On track to create over 25,000 new jobs worldwide this year

Terry Leahy, Chief Executive, comments:

"Tesco has delivered strong first half progress across the Group, despite the challenges posed by the start-up investment required to establish our new US and Direct businesses and by the effects of poor summer weather in the UK. We ended the first half strongly with good sales momentum and with the launch of our Fresh & Easy stores on the West Coast of the US now just a few weeks away, I am confident we will make further progress in the second half."

* Trading profit is our profit measure at a segmental level, which excludes profit arising on property-related items and the non-cash elements of IAS 19 (Pensions).

** Underlying pre-tax profit is our profit measure which excludes the non-cash elements of IAS 32, IAS 39 (Financial Instruments) and IAS 19 (Pensions).

*** Before integration and initial trading losses totalling £6 million on acquisitions – principally Leader Price and Makro.

RESULTS

Group. These results are for the 26 weeks ended 25 August 2007, compared with the same period in 2006. Results from our business in China are fully consolidated for the first time.

Group sales, including VAT, increased by 9.2% to £24.7bn (last year £22.7bn). At constant exchange rates, sales increased by 9.5%.

In April 2006, with our Preliminary Results for 2005/6, and following our transition to IFRS, we introduced an underlying profit measure, which excludes the impact of the volatile non-cash elements of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments). Underlying profit before tax rose to £1,317m in the first half (last year £1,152m), an increase of 14.3%.

With our Interim Results for 2006/7, we also began reporting segmental trading profit, which excludes property profits and, as our underlying profit measure does, also excludes the non-cash element of the IAS 19 pension charge. Group trading profits were £1,249m (last year £1,134m), up 10.1% on last year.

Group operating profit rose by 18.9% to £1,309m (last year £1,101m). Total net Group property profits were £119m in the first half (last year £74m), comprising £121m in the UK and a £2m loss in Asia. There were no property profits within Joint Ventures and Associates in the first half (last year £36m).

	Group Results		
	Actual rates		Constant
Group sales (inc. VAT)	£24,749m	9.2%	9.5%
Group profit before tax	£1,289m	18.0%	18.1%
Group operating profit	£1,309m	18.9%	19.0%
Group underlying profit before tax	£1,317m	14.3%	14.4%
Group trading profit	£1,249m	10.1%	10.4%
Trading margin	5.5%	-	-

International. Total international sales grew strongly – by 22.0% at actual exchange rates to £6.4bn (last year £5.3bn) and by 23.1% at constant exchange rates. Our business in China, which is fully consolidated for the first time, contributed £404m to first half sales. Excluding China, total international sales grew by 14.3% at actual rates and by 15.2% at constant rates. Like-for-like sales in International grew by 1.2% in the first half, with net new space contributing the remaining 21.9%.

Second quarter sales in International grew by 21.7% at actual rates and by 22.1% at constant rates, a similar rate of growth to the first quarter, adjusting for the annualisation of our acquisition of the Carrefour stores in the Czech Republic in June last year.

International contributed £271m to trading profit in the first half (last year £230m), up 17.8% after charging £6m of integration costs and initial operating losses (last year £5m), principally on the Leader Price and Makro acquisitions, which were completed late last year. Excluding the impact of consolidating the China business, International margins rose by 13 basis points. At constant exchange rates, international trading profit grew by 19.3%. Before integration costs and initial operating losses, trading profit rose by 17.9%.

	International Results		
	Actual rates		Constant
International sales (inc. VAT)	£6,420m	22.0%	23.1%
International trading profit	£271m	17.8%	19.3%
Trading margin	4.7%	-	-

In **Asia**, sales grew by 26.1% at actual exchange rates and by 31.2% at constant rates to £2.9bn (last year £2.3bn). Excluding China, Asia sales grew by 8.3% and 12.9% at constant exchange rates. After charging £3m of integration costs and initial operating losses on the Makro stores acquired in Malaysia, trading profit increased by 18.1% at actual rates and by 22.8% at constant rates to £124m (last year £105m). Before integration costs and initial operating losses, trading profit increased by 21.0%. Excluding China, trading margins rose in Asia, to 5.3% driven by strong performances in Korea, Thailand and Malaysia.

	Asia Results		
	Actual rates		Constant
Asia sales (inc. VAT)	£2,862m	26.1%	31.2%
Asia trading profit	£124m	18.1%	22.8%
Trading margin	4.7%	-	-

In **Europe**, sales rose by 18.8% at actual rates and by 17.0% at constant rates to £3.6bn (last year £3.0bn). Trading profit increased by 17.6% at actual rates to £147m (last year £125m) and by 16.3% at constant rates. Trading margins were stable, after charging £3m (last year £5m) of integration costs and initial operating losses principally on the Leader Price stores acquired in Poland from Casino.

Czech Republic and Slovakia delivered strong growth. Despite the subdued economy in Hungary, our business delivered a pleasing increase in profit. Excellent performances in Turkey and Ireland were held back by planned commissioning costs for new large central distribution centres, both of which opened in the first half.

	Europe Results		
	Actual rates		Constant
Europe sales (inc. VAT)	£3,558m	18.8%	17.0%
Europe trading profit	£147m	17.6%	16.3%
Trading margin	4.7%	-	-

UK. UK sales increased by 5.4% to £18.3bn (last year £17.4bn) with like-for-like growth of 2.7% (including volume of 2.1%) and 2.7% from net new stores. Excluding petrol, like for like sales grew by 3.5%. In our stores, we saw modest inflation of 0.9% for the first half as a whole, with our continued investment in lowering prices for customers being more than offset by the strength of market prices for commodities and some seasonal fresh foods. Seasonal food prices have been more volatile than normal during the first half.

The pattern of our trading during the first half was unusual. Although our first quarter performance was ahead of budget, sales subsequently slowed during June and July as we experienced a prolonged period of unseasonably cold, wet weather, compared with the particularly warm, early summer last year.

In August, as we moved into a comparative period in which the weather was cooler last year, sales strengthened significantly, also benefiting from the response of customers to our latest round of price cuts. Whilst like-for-like sales growth, excluding petrol, in the second quarter as a whole was 2.4% (including zero inflation), the growth rate picked up in August to around 5%.

Increased productivity and good expense control have enabled us to deliver solid margins and profit growth despite these challenges, whilst also absorbing start-up costs totaling £32m on Tesco Direct and establishing our operations in the United States. Even after absorbing these additional costs, UK trading profit rose 8.2%, with trading margins at 5.8%, up on last year.

	UK Results	
UK sales (inc. VAT)	£18,329m	5.4%
UK trading profit	£978m	8.2%
Trading margin	5.8%	-

Joint Ventures and Associates. Our share of profit (net of tax and interest) for the year was £32m, a decrease of £28m compared to last year. Profits from property joint ventures decreased to £2m (last year £37m), reflecting the fact that last year's total included £36m of property profits realised on the sale of the Weston Favell store (in which we remain a tenant) to a third party.

Tesco Personal Finance (TPF) profit was £53m, of which our share was £26.5m, up 6% on last year. This was after again making increased provisions for bad and doubtful debts, although TPF's performance in this area compares well with the financial services industry average. TPF's improvement in profit was also after absorbing higher household insurance claims linked to the recent flooding in Yorkshire and the Midlands. Tesco's share of the cost of higher claims linked to these events is expected to be around £11m (after interest and tax) in the year as a whole, with 40% of this charged in the first half.

Finance costs and tax. Net finance costs were £52m (last year £69m), giving interest cover of 25.8 times (last year 16.8 times). Total Group tax has been charged at an effective rate of 27.2% (last year 29.0%). This reduction in the tax rate is primarily due to the adjustment of deferred tax balances as a result of the lowering of the rate of UK corporation tax from 30% to 28% with effect from 1 April 2008.

Underlying diluted earnings per share increased by 17.2% to 11.90p (last year 10.15p), benefiting from the lower tax rate and from the elimination of earnings dilution linked to new share issuance, resulting from our share buy-back programme.

Dividend. The Board has proposed an interim dividend of 3.20p per share (last year 2.81p). This represents an increase of 13.9%. This increase in dividend takes into account growth in underlying earnings, which include net property profits. The phasing of property profits during this financial year will be weighted towards the first half, given the timing of our recent transaction with British Land. We intend to continue to grow annual dividends broadly in line with underlying diluted earnings per share growth.

The interim dividend will be paid on 21 December 2007 to shareholders on the Register of Members at the close of business on 12 October 2007. Shareholders now have the opportunity to elect to reinvest their cash dividend and purchase existing Tesco shares in the Company through a Dividend Reinvestment Plan. This scheme replaced the scrip dividend at the time of last year's Interim Results and was introduced to reduce dilution from new share issuance and improve earnings per share.

Cash Flow and Balance Sheet. Group capital expenditure (excluding acquisitions) rose to £1.6bn in the first half (last year £1.3bn). UK capital expenditure was £1.0bn (last year £0.8bn), including £443m on new stores and £209m on extensions and refits. Total international capital expenditure rose slightly to £0.6bn (last year £0.5bn) comprising £0.3bn in Asia and £0.3bn in Europe.

We expect Group capital expenditure this year to be in line with our original guidance – with planned expenditure of around £3.5bn.

The first half UK capital expenditure includes approximately £90m of capital invested in establishing our operations in the United States. We expect US investment as planned, to be around £250m for the full year.

Cash flow from operating activities, including an improvement of £89m within working capital, totalled £1.9bn. Overall, the Group had a net cash inflow of £345m during the first half, leaving net borrowings of £5.3bn at the half year end. Gearing was 50%.

RELEASING VALUE FROM PROPERTY

As announced in April last year, we plan to release cash from property through a sequence of joint ventures and other transactions, in the UK and internationally and return significant value to shareholders, both through enhanced dividends (through the growth in underlying earnings per share, which includes property profits) and share buy-backs.

The first of these deals, with the British Airways Pension Fund, which formed part of our plan to release in excess of £5bn of funds from property over five years, was completed at the end of last year. A second, larger joint venture transaction was completed with The British Land Company PLC in March 2007 and our reported first half property profits largely reflect the significant book profit on this transaction.

We are in discussion with potential partners to continue our divestment programme. Appetite for Tesco's property and covenant remains strong and we expect to be able to complete further transactions on attractive terms in the months ahead. Proceeds will continue to be used to fund our share buy-back programme - which has already re-purchased Tesco shares worth over £800m.

STRATEGY

We have continued to make good progress with our strategy, which now has five elements, reflecting our four established areas of focus, and also Tesco's long term commitments on community and environment:

- become an international retailer
- maintain a strong core UK business
- to be as strong in non-food as in food
- develop retailing services
- and put community at the heart of what we do

We do this by keeping our focus on trying to improve what we do for customers. We try to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets. And we aim to be a good neighbour in the communities we serve, be responsible, fair and honest in our dealings and give customers the information and products they need to make greener choices.

INTERNATIONAL

Our international businesses have delivered another good performance, despite challenging economic conditions and political uncertainty in some markets. Sales growth has been strong and profits have again grown faster than sales in our established countries as we benefit from improving market positions, maturing assets, more efficient supply chains and lower overheads. We are already seeing the benefits of last year's acquisitions, with more progress to come as we integrate and fully convert the Leader Price and Makro stores to Tesco formats.

Organic growth in selling space continues to be rapid as we build out our networks. Approaching 60% of Group sales area is now in International. We added 2.3m square feet of space in 126 new stores in the first half and we are on track, excluding the United States, to open over seven million square feet of selling area in the year as a whole. At the end of August, our international operations were trading from 1,376 stores, including 439 hypermarkets, with a total of 41.6m square feet of selling space.

Asia. We have delivered a very strong performance in Asia, despite tough conditions in our two largest markets – Korea and Thailand – and the short term costs involved in doubling our space in Malaysia through the redevelopment of the Makro stores.

- In **China**, where we have now taken 90% ownership and full management control of the business, we have made excellent progress. We now trade from 49 hypermarkets, mainly in Shanghai, and our first stores in China's other economic regions are trading well. Our store development programme is being accelerated and will progressively involve more freehold projects with the first, in Nanjing - planned to open in 2008. Sales growth has continued to be strong and the business moved into profit during the first half.

- In a still difficult retail market in **Japan** we made good progress on refining and developing the trial Express-type stores we began to open last year into a profitable, expandable format, and successfully implementing the Tesco suite of operating systems into the business. We now plan to push on with a larger opening programme of 30 new stores in the second half, in addition to the seven opened in the first half.

- With solid sales and very strong profit growth, despite a more subdued consumer spending climate in **Korea** than in recent years, Homeplus delivered an excellent first half performance. During the first half we opened 14 new stores and with a further 41 planned during the second half, we will open over a million square feet of new space this year - with a strong pipeline of hypermarkets, compact hypermarkets and Express stores going forward. With Express now profitable, it is able to provide a major new opportunity for growth in a market where modern convenience retailing is underdeveloped. Our work on own-brand product ranges is also delivering excellent results, with sales up 49% in the first half and share of sales growing to over 21%.

- Tesco **Malaysia** has made rapid progress, sustaining very strong like-for-like growth into a third consecutive year, whilst successfully meeting the challenge of integrating the Makro business acquired in January. Substantial refits to the Makro stores to introduce the new Extra format, which was developed specifically for these sites, have progressed well and the remodelled stores have been very well received by customers. Three are complete and three more will be re-opened during the second half. When these stores fully re-open we will have almost doubled our selling area in Malaysia, allowing us to challenge for market leadership.

- Tesco Lotus in **Thailand** has performed very well during the first half, delivering good sales and profit growth despite an uncertain political and business environment. We have not been distracted by events; continuing to invest in improving our offer for customers and in building on our already strong market position. The successful development and roll-out of new small formats has picked up pace again this year and to date, we have 420 stores trading across four formats, including 81 hypermarkets of which 18 are Value stores, 307 Express stores and 32 supermarkets.

Europe. Our rate of expansion in European markets has stepped up recently through faster organic growth and through acquisition. Our 1k, 2k and 3k format stores*, which are trading strongly, provide a lot of opportunity, through less capital-intensive space, to extend our market reach and provide years of future growth. Whilst the cost of integrating acquired assets has held back profit growth in the short term, through them we have been able to strengthen rapidly our market position in the region, with many of the benefits still to come.

- In the **Czech Republic**, Tesco has a much stronger business than a year ago and we have become one of the leaders in the market, reflecting the successful conversion and integration of the Carrefour and Edeka stores acquired in 2006 and a strong organic expansion programme. Our first Express store has opened successfully in central Prague and we are continuing a programme of refits – and in some cases major redevelopments – of our department stores.

- The strategy we have pursued over the last two years in **Hungary** – during a prolonged recession in the retail sector – has begun to deliver positive results. We have continued to build on our already strong market position by lowering prices, expanding our store network – to 113 stores at the end of the first half – and developing our infrastructure. Although the economy remains weak, we are seeing improving performance from our stores, including a resumption of like-for-like sales growth in the first half.

* 1k, 2k and 3k formats describe stores which have sales areas of 1,000, 2,000 and 3,000 square metres respectively

- Against the background of a growing economy and a consolidating retail industry in **Poland**, we are making very good progress, albeit that the impact of integrating the Leader Price stores has held back performance in the short term. Sales growth has continued to be strong, driven by sustained improvement in existing store performance and a growing contribution from new space. Sales uplifts on the 135 partially converted Leader Price stores have been excellent so far, with increases averaging 40%.

- Another very good performance from Tesco **Ireland** saw improved profits and another year of strong sales growth in existing stores. Profit growth would have been more rapid but for the commissioning costs of our new 740,000 square feet distribution centre at Donabate, in north Dublin, which opened at the beginning of the year. These costs will not recur in the second half.

- In **Slovakia** the success of our compact hypermarket format and a strong economy have underpinned further good growth in sales, profits and returns. We now have 37 such stores, representing almost half of our total space, with four more planned in the second half. The introduction of our 1k format to Slovakia has gone well, with 11 now trading. Our new clothing and hardlines distribution centres, located close to Bratislava, which handle general merchandise for the whole of Central Europe, are now fully operational and delivering significant benefits.

- Kipa, our business in **Turkey**, continues to grow strongly and profitably and we are making pleasing progress towards creating a sizeable business in a market which offers great potential. We have invested in creating the necessary infrastructure with our first major distribution centre at Yasibasi covering 400,000 square feet, now in operation. In 2003, we had a base of just five stores in Izmir and by the end of this year we plan to have a total of 29 hypermarkets, plus 48 Express stores across a wide area of the country, including our first hypermarket in Ankara.

United States. Preparations for the launch of Fresh & Easy in California have gone well. We are on track to open our first stores, as planned, next month. Our El Segundo office is now staffed by over 200 people and recruitment of store staff is well under way, with our competitive package of pay and benefits - including pensions and healthcare - proving very attractive. Our Riverside distribution centre on the eastern edge of Los Angeles (LA) is complete and will begin full operation shortly. Fresh & Easy's product offer, designed for local customers and comprising over 3,000 fresh food, grocery and other items, including private label, is also ready. All suppliers, including dedicated producers located at the Riverside campus, are ready to begin production.

Site acquisition for our 10,000 square foot convenience format stores has made very good progress, helped by availability of suitable leasehold property. We will open a significant number at launch across the LA, Phoenix, Las Vegas and San Diego markets, with around 50 stores planned by the end of our financial year. We already have a substantial number of sites secured for next year and beyond, including a number of regeneration locations.

In April, with our Preliminary Results, we said that costs of recruitment and training of staff for the stores, combined with the other pre-launch costs and initial trading losses, would involve a planned rise in estimated US start-up costs to around £65m in the current financial year. We are maintaining this guidance. Costs of £17m have been absorbed (charged to the UK margin) in the first half. Our intention remains to commit some £250m of capital per annum to the US going forward.

CORE UK

In the UK, Tesco coped well with unseasonal summer weather and recovering competitors to deliver solid progress in the first half by investing to deliver an improved shopping trip for customers. UK sales grew by 5.4% in the first half, including a like-for-like increase of 2.7%. Both customer numbers and spend per visit increased.

Every Little Helps. We have continued to invest in the things that matter for customers and although we can still get better, we have made real improvements to the shopping trip:

- Our Price Check survey, which compares 10,000 prices against our leading competitors weekly, shows that our price position has improved again so far this year (for more information see www.tesco.com). Whilst we saw food price inflation in the first quarter driven by the higher market prices for commodities and seasonal foods, the rate of increase reduced in the second quarter, helped by our largest ever programme of price cuts.

- Using our new thermal imaging technology we are able to monitor and improve our checkout service better than ever before and since completing the installation a renewed focus on reducing queues for customers has delivered significant improvements in service. In the first half, 4.5 million more customers received our 'one-in-front' promise.

- On-shelf availability, which we measure using our in-store picking of tesco.com orders, has improved again and more customers are able to buy everything they want when they shop at Tesco. There is still scope to get better so we have been developing more sophisticated systems to deal with the impact of weather on store sales to make sure we stock the right products at the right time. We have also improved our in-house systems for 'forecasting and ordering' which allow us to manage our stock levels better.

- We have also continued to introduce significant changes to our ranges in response to consumer demand for more healthy and higher quality products. Our organics business, where we now have over 1,200 own brand products, has grown rapidly on top of last year's exceptionally strong growth. We have added significantly more to our Free From, Fairtrade and Wholefoods ranges. Finest has again outpaced the growth of the business - helped by a further 25% increase in the range during the first half.
- All of our eligible own-brand products now carry our GDA nutritional signpost labels. We have created a system that is easy to understand and practical to use and sales data confirms we have made a genuine impact on customer behaviour.

Step-Change. We delivered efficiency savings ahead of plan in the first half – and we are on track to deliver well over £350m in the year as a whole through the Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. Most of these savings are reinvested to improve our offer for customers.

New Space. We opened a total of 669,000 square feet of new sales area, of which 113,000 square feet was in store extensions, principally for Extra. We opened another six Extra hypermarkets – two from extensions to existing stores, four from new stores, bringing the total to 153, with a further 16 planned by the end of the year. Extra now represents 38% of our total sales area. We also opened four new superstores and 38 new Express stores, bringing the overall total number of Tesco stores to 2,033.

Competition Commission. We are continuing to work with the Competition Commission on their inquiry into the grocery industry. We look forward to their provisional findings later this month and their final report, which is now scheduled for March 2008. This is a very competitive industry from which consumers benefit hugely and it is important that the regulatory authorities give due weight to this.

NON-FOOD

Our general merchandise business has been strong in the first half despite the challenges posed by poor summer weather and still cautious consumers. Because our customers increasingly recognise the quality, breadth and value of our offer, Tesco non-food sales remained robust and again grew significantly faster than our core business, helped by a successful first full season for Tesco Direct.

Sales growth in the UK was 9.9% in the first half with total non-food sales increasing to £3.9bn (included in reported UK sales). Sales strengthened during the second quarter, with particularly pleasing growth in hardlines. Including £1.6bn in International, Group non-food sales grew 12% to £5.5bn.

Entertainment sales, whilst subdued during the first half overall, strengthened during the second quarter, helped by a stronger programme of new DVD and games releases. Health & beauty also saw an improving trend. Consumer electronics saw very strong growth (39%), as did white goods, books, DIY, furniture and textiles.

Clothing sales were also subdued, but in a market affected by unseasonal weather and widespread markdown activity, our clothing brands, Cherokee and Florence & Fred, did well. Sales of Autumn clothing ranges; particularly our Back to School lines have made a strong start.

Tesco Direct. Last September, we announced plans to expand our non-food offer substantially and make it more accessible for customers through tesco.com and our catalogue. We started Tesco Direct in a low key way – with initially 8,000 products offered on-line and 1,500 by catalogue, including new categories such as furniture. In March, we successfully launched a more comprehensive offer – with 11,000 items on our website, 7,000 in our catalogue and began the roll-out of several of our innovative options for customers to order and collect.

Our latest catalogue, which was launched last month, demonstrates the growing strength of our offer. Initial customer response has been very positive with order volumes up significantly on last season. We now have 12,000 products on- line and the catalogue range has been expanded to 7,500. As well as wider ranges, Tesco Direct provides customers with the choice of ordering on-line, by phone or in selected stores and the option to pick-up items from some stores is proving very popular. We have desks in 75 stores with plans to add a further 125 by the end of the year.

Sales are growing steadily, in line with our expectations and the progressive development of the offer. We expect Tesco Direct to generate revenue in excess of £150m in the current financial year. Start-up costs and initial operating losses on Direct were £15m, up on last year and we expect these to reduce during the second half.

Homeplus. The performance of our Homeplus trial non-food stores – we now have seven units trading - has been pleasing. Our most recent trial stores in Chelmsford, Staines, Bristol and Bromborough, trading from 50,000 square feet, have opened well and their performance has encouraged us to extend the trial to a further 10 locations. The larger format stocks a general merchandise range similar to the assortment offered in larger Extra hypermarkets and is also able to provide more space than the earlier trial stores for promotions and seasonal events. The Tesco Direct desks in Homeplus stores have proved particularly popular with customers.

Dobbies. The acquisition of Dobbies Garden Centres PLC was completed last month and with our 65.5% ownership of the business we will now implement the strategy we outlined for the business at the time the offer was announced. Dobbies is a strong business, already a leader and innovator in its market and with Tesco's resources, it will be able to expand more rapidly towards national coverage. It will also become a platform for the group to encourage green consumption – by developing an offer for customers who are looking for sustainable solutions – from water recycling, to wind and solar power.

RETAILING SERVICES

Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Also underpinning this element of our strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's - so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

Tesco Personal Finance (TPF) has delivered a solid performance, increasing profits despite home insurance losses associated with the recent floods. Profit, net of interest and tax, is £53m (last year £50m) of which Tesco's share is £26.5m. Product sales growth has been strong. Credit cards are also performing well with balances up, bucking the market trend and a 59% increase in new card issuance. Last month we launched a new insurance aggregator site, tescocompare.com. The site allows customers to compare a comprehensive range of motor insurance brands not just on price but also on 25 other policy features.

tesco.com sales continue to grow strongly, up 35.0% in the first half to £748 million. Profit, (excluding Tesco Direct which is still in its start-up phase) also rose strongly - by 62.0% on a comparable basis to £54.7m. We are particularly pleased with the performance of our tesco.com-only store in Croydon which serves our customers to the south of London. Sales in this operation are up 66% year-on-year to almost £1 million a week. In June this year we gave our dot.com customers the option of a bag-free delivery. This has proved very successful - with around 40% of customers taking this option. Not only does this help us reduce the number of carrier bags we use, but it also makes the picking process in our stores more efficient.

Tesco Telecoms now has over two million customers using our comprehensive range of telecoms services. Our branded telecoms hardware business (landlines, branded mobiles, accessories etc.) has grown by 27% in the first half. Tesco Mobile remains the UK's fastest growing mobile brand in the pay-as-you-go market and it has remained the number one network for overall customer satisfaction. Tesco internet phone is performing well, attracting new customers to this exciting new technology. We have just announced the introduction of new landline-style call plans that will enable consumers to use our internet phone in exactly the same way as they use a home phone service - but with very competitive UK and international pricing.

COMMUNITY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

- We are committed to helping our customers use fewer carrier bags and are on track to achieve our target to reduce the number of bags we issue by 25% by 2008. With the help of the incentive of Green Clubcard points, this month we will see a total of a billion bags saved by customers since the scheme started. We are currently issuing 27% fewer bags than before the scheme started. We have sold over 15 million re-usable bags, helped by the launch of a new range of 'Green bags' including the popular jute bag.

- We have invested £25m to create a Sustainable Consumption Institute at The University of Manchester. Bringing together world-leading experts from various disciplines, the Institute will investigate how to help consumers and business develop a low-carbon future. This is part of our long term commitment to making a positive contribution to tackling environmental issues.

- In April we opened our fourth Environmental Store in Shrewsbury, setting a new benchmark for green technology and construction in retail. The store has a carbon footprint 60% lower than a standard store of a comparable size. To achieve this reduction it utilises a wide range of environmental design features and technologies such as increased use of natural light, more recycled and re-useable materials and the UK's first fleet of battery-powered home delivery vans.

- We commissioned Environmental Resources Management (ERM) to measure and verify our total international carbon footprint. We now know that our global business is responsible for emitting 4.13m tonnes of CO_2 annually, with the UK business representing 2.25m tonnes of this. This information has since been published in our Corporate Responsibility review and on our website. It provides a platform for our ambitious international CO_2 reduction targets.

- We are empowering customers to make a difference by bringing down the cost of going green. We were founder members of the Climate Group's "We're in this together" campaign launched in April 2007 and announced a target to sell 10 million energy efficient light bulbs over the coming year – a five fold increase on last year. We have halved the price of energy-efficient light bulbs and are well on the way to achieving the target.

- Customers tell us that they want to celebrate locally produced food. One of the ways we are responding to this is to open new regional buying offices – with five new ones recently opened in England. We are already seeing the benefit of these offices, with 500 local lines now in our stores. This builds on our strong regional buying and marketing operations in Northern Ireland and Scotland where, in each, we stock, market and promote around 1,000 local lines.

- Our new brand of 'Localchoice' milk is now available in over 630 stores in England, Wales and Scotland, giving customers the choice to buy milk sourced from small dairy farms in their local area or region. It will be available in Northern Ireland in January.

- We have announced an exciting new partnership with the Football Association (FA) as part of our plan to help two million people get active in the run up to the London 2012 Olympics. The FA Tesco Skills Programme will support the development of 'grassroots' football by delivering a world-leading skills programme that inspires children between ages 5 and 11 to get active in their local communities.

- We have grown the Tesco Great School Run considerably in its second year, more than doubling the number of children who took part to over 500,000. The 4,100 participating schools signed up for a five-week health and activity programme which culminated in a 2km run around their school grounds on 21 June.

- We are also proud to continue our support of Cancer Research UK's Race for Life series and over the last six years we have helped to raise over £170m.

- In 2007 our 'Charity of the Year' is the British Red Cross and in addition to staff fundraising for their vital work in our local communities, we have worked closely with them during the recent flood crisis in the UK. Tesco was the first company to donate £100,000 to their flood appeal and we also worked together, on the ground, to provide essential hygiene, food items and most of the bottled water for the communities that were affected. During the crisis, our staff worked tirelessly to keep our stores open and on occasions to provide shelter for those that were displaced from their homes.

- We also continue to make a difference locally through our Computers for Schools programme which now offers 'eco-quiet' PCs as part of a catalogue of over 700 products. Since the start of the scheme 16 years ago we have given away over £109m worth of equipment and so far, this year, we have processed orders worth over £7m.

- We have well-established corporate responsibility programmes across our International business. This year, we have launched Community Plans in eight countries and the remaining three, bringing together a range of community, environmental and health projects, tailored to local market needs, will be starting soon. A number of our more mature markets now have comprehensive community and environment programmes. For example, in Korea, we have 50 culture centres in our stores which offer up to 350

different sorts of educational and cultural programmes ranging from dance to cookery classes.

CONTACTS

Investor Relations:	Steve Webb	01992 644800
Press:	Jonathan Church	01992 644645
	Angus Maitland - The Maitland Consultancy	0207 379 5151

This document is available via the internet at www.tesco.com/investor

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB.

A Cantos interview with Sir Terry Leahy is available now to download in video, audio and transcript form at either www.tesco.com/corporate or www.cantos.com

TESCO PLC

GROUP INCOME STATEMENT unaudited

26 weeks ended 25 August 2007

	Notes	2007 £m	2006 £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**22,631**	**20,735**	**9.1**
Cost of sales		(21,017)	(19,296)	
Gross profit		**1,614**	**1,439**	**12.2**
Administrative expenses		(424)	(376)	
Profit arising on property-related items		119	38	
Operating profit	2	**1,309**	**1,101**	**18.9**
Share of post-tax profits of joint ventures and associates (including £nil of property-related items (2006: £36m))		32	60	
Finance income		52	54	
Finance costs		(104)	(123)	
Profit before tax		**1,289**	**1,092**	**18.0**
Taxation	3	(351)	(317)	
Profit for the period from continuing operations		**938**	**775**	**21.0**
Discontinued operation				
Profit for the period from discontinued operation		-	16	
Profit for the period		**938**	**791**	**18.6**
Attributable to:				
Equity holders of the parent		936	788	
Minority interests		2	3	
		938	791	
Earnings per share from continuing and discontinued operations				
Basic	5	11.83p	9.95p	18.9
Diluted	5	11.65p	9.81p	18.8
Earnings per share from continuing operations				
Basic	5	11.83p	9.75p	21.3
Diluted	5	11.65p	9.61p	21.2

Non-GAAP measure: underlying profit before tax	1	£m	£m	
Profit before tax (excluding discontinued operation)		1,289	1,092	18.0
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - Fair value remeasurements		(7)	5	
Total IAS 19 Income Statement charge for pensions	6	190	210	
'Normal' cash contributions for pensions	6	(155)	(155)	
Underlying profit before tax		**1,317**	**1,152**	**14.3**
Underlying diluted earnings per share	5	11.90p	10.15p	17.2

Proposed interim dividend per share (pence)	4	3.20p	2.81p	13.9

TESCO PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE unaudited

26 weeks ended 25 August 2007

	Notes	2007 £m	2006 £m
Loss on revaluation of available-for-sale investments		(2)	(1)
Foreign currency translation differences		(27)	(85)
Actuarial gain on defined benefit pension schemes	6	250	123
Gain/(loss) on cash flow hedges		11	(15)
Tax on items taken directly to equity		(105)	(59)
Net income/(expense) recognised directly in equity		**127**	**(37)**
Profit for the period		938	791
Total recognised income and expense for the period		**1,065**	**754**
Attributable to:			
Equity holders of the parent	9	1,063	755
Minority interests		2	(1)
		1,065	754

TESCO PLC

GROUP BALANCE SHEET unaudited

As at 25 August 2007

	Notes	25 August 2007 £m	24 February 2007 £m	26 August 2006 £m
Non-current assets				
Goodwill and other intangible assets		2,141	2,045	1,552
Property, plant and equipment		18,161	16,976	16,467
Investment property		924	856	789
Investments in joint ventures and associates		363	314	452
Other investments		6	8	3
Deferred tax assets		28	32	12
		21,623	20,231	19,275
Current assets				
Inventories		2,091	1,931	1,559
Trade and other receivables		1,213	1,079	1,036
Derivative financial instruments		98	108	189
Current tax assets		6	8	-
Cash and cash equivalents		1,389	1,042	1,390
		4,797	4,168	4,174
Non-current assets classified as held for sale		13	408	57
		4,810	4,576	4,231
Current liabilities				
Trade and other payables		(6,647)	(6,046)	(5,567)
Financial liabilities				
- Borrowings		(1,937)	(1,554)	(1,326)
- Derivative financial instruments and other liabilities		(96)	(87)	(149)
Current tax liabilities		(574)	(461)	(472)
Provisions		(4)	(4)	(1)
		(9,258)	(8,152)	(7,515)
Net current liabilities		(4,448)	(3,576)	(3,284)
Non-current liabilities				
Financial liabilities				
- Borrowings		(4,588)	(4,146)	(4,181)
- Derivative financial instruments and other liabilities		(390)	(399)	(329)
Post-employment benefit obligations	6	(736)	(950)	(1,157)
Other non-current liabilities		(30)	(29)	(28)
Deferred tax liabilities		(651)	(535)	(382)
Provisions		(26)	(25)	(4)
		(6,421)	(6,084)	(6,081)
Net assets		10,754	10,571	9,910

TESCO PLC

GROUP BALANCE SHEET unaudited (continued)

As at 25 August 2007

	Notes	25 August 2007 £m	24 February 2007 £m	26 August 2006 £m
Equity				
Share capital		394	397	399
Share premium account		4,425	4,376	4,292
Other reserves		40	40	40
Retained earnings		5,836	5,693	5,115
Equity attributable to equity holders of the parent		10,695	10,506	9,846
Minority interests		59	65	64
Total equity	9	10,754	10,571	9,910

TESCO PLC

GROUP CASH FLOW STATEMENT unaudited

26 weeks ended 25 August 2007

	Notes	2007 £m	2006 £m
Cash flows from operating activities			
Cash generated from operations	7	1,916	1,787
Interest paid		(155)	(168)
Corporation tax paid		(202)	(300)
Net cash from operating activities		**1,559**	**1,319**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(100)	(71)
Proceeds from sale of subsidiary, net of cash disposed		-	20
Purchase of property, plant and equipment and investment property		(1,580)	(1,241)
Proceeds from sale of property, plant and equipment		761	146
Proceeds from sale of intangible assets		2	-
Purchase of intangible assets		(67)	(77)
Net (increase)/decrease in loans to joint ventures		(26)	3
Invested in joint ventures and associates		(60)	(15)
Dividends received		39	72
Interest received		29	54
Net cash used in investing activities		**(1,002)**	**(1,109)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		50	70
Increase in borrowings		1,421	2,107
Repayment of borrowings		(711)	(1,998)
New finance leases		119	99
Repayments of obligations under finance leases		(16)	(13)
Dividends paid		(541)	(237)
Own shares purchased		(534)	(152)
Net cash used in financing activities		**(212)**	**(124)**
Net increase in cash and cash equivalents		**345**	**86**
Cash and cash equivalents at beginning of period		**1,042**	**1,325**
Effect of foreign exchange rate changes		2	(21)
Cash and cash equivalents at end of period		**1,389**	**1,390**

Reconciliation of net cash flow to movement in net debt unaudited

26 weeks ended 25 August 2007

	Notes	2007 £m	2006 £m
Net increase in cash and cash equivalents		345	86
Net cash inflow from debt and lease financing		(813)	(195)
Other non-cash movements		3	227
(Increase)/decrease in net debt in the period		(465)	118
Opening net debt		(5,024)	(4,509)
Adjustment for joint venture loan receivables[1]		163	125
Adjusted opening net debt		(4,861)	(4,384)
Closing net debt	8	**(5,326)**	**(4,266)**

NB: The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement.

[1] The measurement of net debt has been revised to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loan receivables from joint ventures.

The interim consolidated financial information for the 26 weeks ended 25 August 2007 was approved by the Directors on 1 October 2007.

NOTE 1 Basis of preparation

This interim consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority and International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report and Financial Statements 2007.

This interim consolidated financial information is not audited and does not constitute statutory financial statements as defined in section 240 of the Companies Act 1985. Comparative figures for the year ended 24 February 2007 have been extracted from the Group Financial Statements, on which the auditors gave an unqualified opinion and did not include a statement under section 237(2) or (3) of the Companies Act 1985. The Group Financial Statements for the year ended 24 February 2007 have been filed with the Registrar of Companies. The auditors independent review report on the consolidated interim financial information is included in the interim report which will be made available to shareholders.

Use of non-GAAP profit measures

Underlying profit

The Directors believe that underlying profit and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the result for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge for pensions - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yields rates vary over time which in turn creates volatility in the Income Statement and Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

  Therefore within underlying profit we have included the 'normal' cash contributions within the measure but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post-employment benefits.

Use of non-GAAP profit measures (continued)

Underlying profit (continued)

- Exceptional items – due to their significance and special nature, certain other items which do not reflect the Group's underlying performance are excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends, consequently, they are excluded from the underlying profit of the Group. In the Interim periods for 2006/07 and 2007/08 there are no such exceptional items.

Segmental trading profit

Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each geographical segment before exceptional items, profit/(loss) arising on property-related items, and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

NOTE 2 Segmental analysis

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia, China and Japan. On 31 May 2006, the Taiwanese business of the Group (previously included in the Asia segment) was sold to the Carrefour Group, hence in 2006/07, the result of the Taiwanese business and the profit on disposal were included within discontinued operations. The UK reporting segment includes the start-up costs for establishing the operations in the United States of America.

	26 weeks ended 25 August 2007			26 weeks ended 26 August 2006		
	Sales including VAT	Revenue excluding VAT	Operating profit	Sales including VAT	Revenue excluding VAT	Operating profit
	£m	£m	£m	£m	£m	£m
Continuing operations						
UK	18,329	16,854	1,041	17,398	15,967	872
Rest of Europe	3,558	3,121	147	2,994	2,638	124
Asia	2,862	2,656	121	2,269	2,130	105
	24,749	22,631	1,309	22,661	20,735	1,101
Share of post-tax profit of joint ventures and associates			32			60
Net finance costs			(52)			(69)
Profit before tax			1,289			1,092
Taxation			(351)			(317)
Profit for the period from continuing operations			**938**			**775**
Profit from discontinued operation			**-**			**16**
Profit for the period			**938**			**791**

The Group's activities are, to some extent, subject to seasonal fluctuations. Tesco generally experiences an increase in sales in the fourth quarter of the year due to holiday periods. Our sales are also influenced by seasonal weather conditions which can contribute towards higher sales in the summer months.

Reconciliation of operating profit to trading profit – continuing operations

	26 weeks ended 25 August 2007				26 weeks ended 26 August 2006			
	UK	Rest of Europe	Asia	Total	UK	Rest of Europe	Asia	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit	**1,041**	**147**	**121**	**1,309**	**872**	**124**	**105**	**1,101**
Adjustments:								
(Profit)/loss arising on property-related items	(121)	-	2	(119)	(39)	1	-	(38)
IAS 19 Income Statement charge for pensions	207	2	5	214	223	1	2	226
'Normal' cash contributions for pensions	(149)	(2)	(4)	(155)	(152)	(1)	(2)	(155)
Trading profit	**978**	**147**	**124**	**1,249**	**904**	**125**	**105**	**1,134**
Trading margin	5.8%	4.7%	4.7%	5.5%	5.7%	4.7%	4.9%	5.5%

NOTE 3 Taxation

	2007 £m	2006 £m
UK	298	259
Overseas	53	58
	351	317

NOTE 4 Dividends

	2007 Pence/share	2006 Pence/share	2007 £m	2006 £m
Amounts recognised as distributions to equity holders in the period:				
Final dividend for the prior financial year	6.83	6.10	541	482
Proposed interim dividend for the current financial year	3.20	2.81	252	224

The proposed interim dividend was approved by the Board on 1 October 2007 but has not been included as a liability as at 25 August 2007, in accordance with IAS 10 'Events after the balance sheet date'.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period (adjusted for the effects of dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

	2007			2006		
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit (£m)						
Continuing operations	936	-	936	772	-	772
Discontinued operation	-	-	-	16	-	16
Total	936	-	936	788	-	788
Weighted average number of shares (millions)	7,911	121	8,032	7,921	109	8,030
Earnings per share (pence)						
Continuing operations	11.83	(0.18)	11.65	9.75	(0.14)	9.61
Discontinued operation	-	-	-	0.20	-	0.20
Total	11.83	(0.18)	11.65	9.95	(0.14)	9.81

NOTE 5 Earnings per share and diluted earnings per share (continued)

Continuing operations underlying diluted earnings per share reconciliation

	2007 %	2007 £m	2006 %	2006 £m
Underlying profit before tax		1,317		1,152
Effective tax rate on continuing operations	27.23	(359)	29.03	(334)
Minority interests		(2)		(3)
Total		956		815
Underlying diluted earnings per share (pence)		11.90p		10.15p

NOTE 6 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. The most significant are funded defined benefit pension schemes for the Group's employees in the UK and the Republic of Ireland.

Principal Assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 25 August 2007. The major assumptions, on a weighted average basis, used by the actuaries were as detailed below. The mortality assumptions remain consistent with those disclosed in the Group's 2006/07 Annual Report.

	25 August 2007 %	24 February 2007 %	26 August 2006 %
Discount rate	5.8	5.2	5.2
Price inflation	3.2	3.0	2.9
Rate of increase in salaries	4.7	4.5	4.2
Rate of increase in pensions in payment	3.2	3.0	2.9
Rate of increase in deferred pensions	3.2	3.0	2.9
Rate of increase in career average benefits	3.2	3.0	2.9

NOTE 6 Post-employment benefits (continued)

Movement in the deficit during the period

The movement in the deficit during the period was as follows:

	26 weeks ended 25 August 2007 £m	52 weeks ended 24 February 2007 £m	26 weeks ended 26 August 2006 £m
Deficit in schemes at the beginning of the period	**(950)**	**(1,211)**	**(1,211)**
Current service cost	(214)	(466)	(226)
Other finance income	24	34	16
Contributions	155	321	141*
Actuarial gain and other movements	250	114	123
Past service gains (A-Day – Finance Act 2006)	-	258	-
Acquisition through business combinations	(1)	-	-
Deficit in schemes at the end of the period	**(736)**	**(950)**	**(1,157)**

* Represents actual cash payments to pension schemes during the period. Cash contributions included in underlying profit also include contributions due, but not yet paid, to pension schemes at the balance sheet date and for that reason may differ to the figures shown above.

NOTE 7 Reconciliation of profit before tax to net cash generated from operations

	2007 £m	2006 £m
Profit before tax	1,289	1,092
Net finance costs	52	69
Share of post-tax profits of joint ventures and associates	(32)	(60)
Operating profit	1,309	1,101
Operating loss of discontinued operation	-	(4)
Depreciation and amortisation	474	418
Profit arising on property-related items	(119)	(38)
Adjustment for non-cash element of pensions charge	59	85
Share-based payments	104	78
Increase in inventories	(138)	(110)
Increase in trade and other receivables	(115)	(34)
Increase in trade and other payables	342	291
Decrease in working capital	89	147
Cash generated from operations	**1,916**	**1,787**

NOTE 8 Analysis of changes in net debt

	At 24 February 2007	Adjustment*	At 24 February 2007 (restated)	Cash flow	Other non-cash movements	At 25 August 2007
	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	1,042	-	1,042	345	2	1,389
Finance lease receivables	12	-	12	(4)	-	8
Joint venture loan receivables	-	163	163	27	-	190
Derivative financial instruments	108	-	108	(103)	93	98
Cash and receivables	**1,162**	**163**	**1,325**	**265**	**95**	**1,685**
Bank and other borrowings	(1,518)	-	(1,518)	234	(600)	(1,884)
Finance lease payables	(36)	-	(36)	3	(20)	(53)
Derivative financial instruments	(87)	-	(87)	44	(53)	(96)
Debt due within one year	**(1,641)**	**-**	**(1,641)**	**281**	**(673)**	**(2,033)**
Bank and other borrowings	(3,999)	-	(3,999)	(908)	552	(4,355)
Finance lease payables	(147)	-	(147)	(102)	16	(233)
Derivative financial instruments	(399)	-	(399)	(4)	13	(390)
Debt due after one year	**(4,545)**	**-**	**(4,545)**	**(1,014)**	**581**	**(4,978)**
	(5,024)	**163**	**(4,861)**	**(468)**	**3**	**(5,326)**

* The measurement of net debt has been revised to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loans receivables from joint ventures.

NOTE 9 Reconciliation of movements in equity

	2007	2006
	£m	£m
Equity attributable to equity holders of the parent:		
At the beginning of the period	10,506	9,380
Total recognised income and expense for the period	1,063	755
Share-based payments	104	78
Purchase of minority interest	47	-
Future purchases of minority interests	-	(42)
New share capital subscribed less expenses	50	69
Share buy backs	(422)	(56)
Increase in own shares held	(112)	(95)
Equity dividends authorised in the period	(541)	(482)
Payment of dividends by shares in lieu of cash	-	239
At the end of the period	10,695	9,846
Minority interests	59	64
Total equity	10,754	9,910

NOTE 10 Business Combinations

By 25 August 2007, the Group had acquired 58% of the share capital of Dobbies Garden Centres PLC, a 21-store garden centres business. The shares were acquired for cash consideration of £87m (including costs of acquisition). The provisional goodwill recognised is £62m. The Group has yet to finalise the fair values of the identifiable assets and liabilities acquired, as the acquisition was close to the balance sheet date.

Further shares were acquired in the second half of the financial year, prior to the closure of the Tesco offer for Dobbies shares on 14 September 2007. Following the closure of the offer, the Tesco Group owned 65.5% of the share capital of Dobbies Garden Centres PLC.

END